November 12, 2015

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Larry Spirgel, Assistant Director
Celeste M. Murphy, Legal Branch Chief
William Mastrianna, Attorney–Adviser
Joseph M. Kempf, Senior Staff Accountant
Dean Suehiro, Senior Staff Accountant

Re:	Xtera Communications, Inc.
Amendment No. 2 to Registration Statement on Form S-1 (File No. 333-207288)

Acceleration Request
Requested Date: November 12, 2015
Requested Time: 12:00 P.M. Eastern Time

Ladies and Gentlemen:

Pursuant to Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended (the “Act”), we, as representatives of the several underwriters, hereby join in the request of Xtera Communications, Inc. (the “Company”) for acceleration of the above-referenced Registration Statement, so that it becomes effective at 12:00 p.m., Eastern time, on November 12, 2015, or as soon thereafter as is practicable.

Pursuant to Rule 460 of the General Rules and Regulations under the Act, we wish to advise you that we have effected the distribution of approximately 2,316 copies of the Company’s Preliminary Prospectus dated October 26, 2015, from the date of such prospectus through the date hereof to prospective underwriters, institutional investors and prospective dealers in connection with the above captioned registration statement.

The undersigned, as representatives of the several underwriters, have and will, and each underwriter and dealer has advised the undersigned that it has and will, comply with Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

[Signature Page Follows]

Very truly yours,

NEEDHAM & COMPANY, LLC
COWEN & COMPANY, LLC
BMO CAPITAL MARKETS CORP.

NEEDHAM & COMPANY, LLC

By:	/s/ Julie Harby
Authorized Signatory

COWEN & COMPANY, LLC

By:	/s/ Andrew Mertz
Authorized Signatory

BMO CAPITAL MARKETS CORP.

By:	/s/ David Wismer
Authorized Signatory

[Signature Page to Acceleration Request of the Underwriters]